UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 27, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

PASSING OF COMPANY SECRETARY

Johannesburg, Monday, 27 January 2020. It is with deep sadness that Harmony advises of the passing of its company secretary, Ms Riana Bisschoff, on Tuesday, 21 January 2020 following a short illness.

The board and management of Harmony extend their sincere and heartfelt condolences to Riana’s family, friends and colleagues and pay tribute to Riana’s leadership, integrity, exuberance and outstanding dedication to the Company.

Riana was appointed as the company secretary of Harmony since 1 March 2012.

Appointment of acting company secretary

In accordance with paragraph 3.59(a) of the JSE Limited Listings Requirements, the Company wishes to advise that Ms Shela Mohatla has been appointed as acting company secretary, with effect from 27 January 2020 and until such time as a permanent appointment is made. Shela has been employed by Harmony as assistant company secretary since 1 July 2016.

ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0)82 888 1242

Johannesburg, South Africa
27 January 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 27, 2020	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director